EXHIBIT 99.3

[Date]

Dear Shareholder:

First Keystone Corporation is pleased to offer our shareholders the opportunity to participate in our Dividend Reinvestment and Stock Purchase Plan. We enclose a prospectus describing the plan.

Shareholders who own 25 or more shares registered in their name are eligible to enroll in this plan. Participation in the plan is entirely voluntary. You may enroll or withdraw at any time, in accordance with the terms and conditions of the plan. In addition to providing a convenient way to buy additional shares of common stock by reinvesting your dividends in the company’s common stock, the plan also provides a way for you to make optional voluntary cash purchases of common stock. We encourage you to review the terms and conditions of the plan carefully and retain the prospectus for future reference.

THE SHARES OF FIRST KEYSTONE CORPORATION COMMON STOCK ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY. FURTHER, NO INTEREST WILL BE EARNED ON THESE FUNDS HELD BY THE AGENT PRIOR TO THEIR INVESTMENT. INVESTMENT IN OUR COMMON STOCK, AS WITH ANY INVESTMENT IN COMMON STOCK, INVOLVES INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF VALUE.

First Keystone National Bank Trust Department is the plan administrator. You may enroll in the plan by completing and signing the enclosed enrollment form and returning it to the plan administrator. If you have any questions about the plan, please call the plan administrator at (570) 752-3671.

Thank you for your continued interest in and support of First Keystone Corporation.

Sincerely,

J. Gerald Bazewicz

President and Chief Executive Officer